Sills Cummis & Gross A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

Eliezer M. Helfgott Member of the Firm Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

October 10, 2007

Mr. Michael Karney
Mr. John Zitko
Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, DC 20549

Re:	Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Originally Filed March 24, 2006
File No. 0-51553

Dear Messrs. Karney and Zitko:

Thank you for taking the time to speak with us over the past few weeks. As requested, we are providing to you proposed enhanced disclosure for the proxy statement relating to the manner in which officers and directors of Platinum and/or their affiliates anticipate making their proposed purchases of Platinum securities, as well as information regarding the purchases of Platinum shares made to date by Braesridge Energy LLC, an affiliate of Barry Kostiner, a director and Platinum’s chief executive officer.

Proposed Affiliate Purchases

We propose to revise the second paragraph under “Transactions by Platinum Officers and Directors or their Affiliates” at the bottom of page 45 of the proxy statement as set forth below. We believe that this disclosure, as revised, provides an explanation of the types of purchases that may be made (open market or privately negotiated), the limitations on such purchases (Rule 10b-18, in the case of open market purchases), the likely prices of such purchases (at a premium over market price, in the case of private purchases), and the conditions of such purchases (obtaining the seller’s proxy or vote, in the case of private purchases effected after the record date). For your convenience, we have marked the new proposed disclosure against the disclosure contained in Amendment No. 9 to the Preliminary Proxy Statement filed on October 3, 2007:

Sills Cummis & Gross
A Professional Corporation

Mr. Michael Karney
Mr. John Zitko
October 10, 2007

“Certain of our officers and directors and/or their affiliates have entered into Rule 10b5-1 trading plans to purchase Platinum common stock or warrants and have indicated an intention to engage in permissible public market purchases, as well as private purchases, including block purchases, of Platinum securities, in each case at any time prior to the special meeting during a period when they are not aware of any material nonpublic information regarding Platinum. Such open market purchases will be made in compliance with the limitations set forth in Rule 10b-18. Such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the asset acquisition proposal. Although, as of the date hereof, we are unaware of the intention of any stockholder to vote against the asset acquisition proposal, it is possible that some or all of the large stockholders of the Company may have intentions to vote against the asset acquisition proposal. The six largest stockholders of the Company (other than officers or directors of the Company) hold in the aggregate approximately 50% of the outstanding shares of common stock of the Company. See “Beneficial Ownership of Platinum Securities.” Our officers and directors and/or their affiliates intend to approach stockholders who they have identified as having sizable positions, either through their public filings, direct inquiry or otherwise, and who have voted against or indicated an intention to vote against the asset acquisition proposal, with the intention to purchase their shares. Alternately, our officers and directors and/or their affiliates may be approached by stockholders who have voted against or indicated an intention to vote against the asset acquisition proposal who may be seeking to have their shares purchased by our officers and directors and/or their affiliates. In either case, our officers and directors and/or their affiliates have advised us that they intend to privately negotiate the purchase of such shares. Any shares of common stock so purchased privately will likely be made at a premium to the market price and, if after the record date, would likely be conditioned upon obtaining from the selling shareholder: (i) a proxy to vote the shares at the special meeting, or (ii) if the seller has already voted the shares against the asset acquisition proposal, a new proxy card changing seller’s vote to one in favor of the asset acquisition proposal. Each of the officers and directors have advised that they would vote all shares so purchased in favor of the acquisition and the other proposals to be presented at the special meeting of stockholders.”

Sills Cummis & Gross
A Professional Corporation

Mr. Michael Karney
Mr. John Zitko
October 10, 2007

Braesridge Energy Purchases

We propose to add the following disclosure to the proxy statement detailing the relationship between Mr. Kostiner, Braesridge and the Ghermezian family and discussing the purchases that have been made by Breaseridge to date:

“Mr. Barry Kostiner and members of the Ghermezian family have developed a business relationship to invest in various business opportunities in the oil and gas industry. Members of the Ghermezian family are interested in investing in this industry and have partnered with Mr. Kostiner based on his experience and business contacts in the oil and gas industry. They formed Braesridge Energy LLC through which to make such investments, with Mr. Kostiner owning 33% and Regent Ventures V LLC owning 65%. Regent Venture V LLC is an entity managed by Mr. Paul Ghermezian. The ultimate economic interest in Regent is held by certain members of the Ghermezian family by virtue of their ownership, directly or indirectly, of various entities, which entities own Regent. Mr. Kostiner was appointed as manager of Braesridge.

Mr. Kostiner has agreed to transfer to Braesridge his interest in KD Resources, LLC, an oil and gas company purchased in May 2007 by Mr. Kostiner and Mr. Dorman, the Executive Vice President of Platinum. The Ghermezian family have agreed to make up to $30 million of capital available to Braesridge to make investments in the oil and gas industry, including in securities of Platinum, and in other business opportunities, subject to: (i) Mr. Kostiner’s fiduciary duties as a director and officer of Platinum; and (ii) the receipt from Platinum’s disinterested board members of any necessary waivers.

On August 27, 2007, when it was not in possession of material non-public information regarding Platinum, Braesridge entered into two Rule 10b5-1 Plans. Pursuant to each of the plans, Braesridge agreed to purchase shares of Platinum common stock in specified daily amounts through October 30, 2007 at a purchase price not to exceed $7.70 per share. As of the record date, Braesridge had purchased ____ shares of Platinum common stock.”

Sills Cummis & Gross
A Professional Corporation

Mr. Michael Karney
Mr. John Zitko
October 10, 2007

Please do not hesitate to contact me (973-643-5159) or Kenneth Koch (212 692-6768) of Mintz Levin Cohn Ferris Glovsky & Popeo P.C. should you have any questions or comments regarding the foregoing.

Very truly yours, /s/ Eliezer M. Helfgott Eliezer M. Helfgott

cc:	Joan Collopy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Kenneth Koch
Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals